INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

(d)(2)(H)(i)

February 14, 2023

J.P. Morgan Investment Management Inc.

270 Park Avenue

23rd Floor

New York, NY 10017

Attention: Lauren Kennedy, Associate

Re: Modification of annual sub-advisory fee rate for VY® JPMorgan Emerging Markets Equity Portfolio

Dear Ms. Kennedy:

This executed letter agreement serves to amend the Sub-Advisory Agreement between Voya Investments Inc. and J.P. Morgan Investment Management Inc. dated May 1, 2017, as amended from time to time (the "Sub-Advisory Agreement"). By acceptance of this letter agreement, it is understood that the letter agreement is only intended to amend Schedule A of the Sub-Advisory Agreement by modifying the annual sub-advisory fee rate for VY® JPMorgan Emerging Markets Equity Portfolio (the "Portfolio"), effective on January 1, 2023. Except as explicitly modified by the Amended Schedule A, all other terms and conditions of the Sub- Advisory Agreement, as amended, remain unchanged and in full force and effect.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-advisory fee rate for the Portfolio, is attached hereto.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

February 14, 2023 Page 2

Please signify your acceptance to the modified sub-advisory fee rate for the Portfolio by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic ___________________

Todd Modic

Senior Vice President, Duly Authorized

Voya Investments, LLC

ACCEPTED AND AGREED TO:

J.P. Morgan Investment Management Inc.

By:	/s/ Rene Madden
Name: Rene Madden
Title:	Executive Director	, Duly Authorized

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by J.P. Morgan Investment Management Inc. (successor to J.P. Morgan Fleming Asset Management (U.S.A.) Inc.) (the "Portfolio Manager") to the following Series of Voya Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

Series	Fees
VY® JPMorgan Emerging Markets Equity	0.50% on first $150 million;
Portfolio	0.40% on next $350 million; and
0.35% thereafter
VY® JPMorgan Small Cap Core Equity	0.55% on first $200 million;
Portfolio	0.50% on next $300 million; and
0.45% thereafter

If the Manager or any of its affiliates appoints the Portfolio Manager or any of its affiliates to manage another portfolio(s) following the Portfolio Manager's "Small Cap Equity" investment strategy ("New Portfolio"), the assets of the New Portfolio will be aggregated with the assets of the Series in calculating the Portfolio Manager's fee at the above stated rate.

Effective Date: January 1, 2023, in connection with a modification to the sub-advisory fee rate.